UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Extraordinary General Meeting Results and PwC Dismissal

Approval of Voluntary Winding Up and Appointment of Joint Voluntary Liquidators

Moolec Science SA (NASDAQ: MLEC), a public limited liability company incorporated under the laws of the Cayman Islands, with its registered office at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (“Moolec,” the “Company,” “we,” “us,” or “our”), held a virtual extraordinary general meeting of shareholders (the “EGM”), on October 20, 2026, at 9:00 am (EDT).

A total of 1,408,171 ordinary shares out of 2,080,437 ordinary shares entitled to vote (representing 67.686%) were represented at the meeting. Accordingly, a quorum was present in accordance with the Company’s Amended and Restated Articles of Association (the “Articles of Association”).

At or prior to the EGM, the Company’s shareholders voted on the four proposals set forth below. All four resolutions were duly approved, with approximately 98.4% of the votes cast in favor of the voluntary winding up of the Company and the appointment of the Joint Voluntary Liquidators, and approximately 99% of the votes cast in favor of the remaining resolutions, in accordance with the Company’s Articles of Association and the applicable laws of the Cayman Islands.

The EGM considered and voted on the following agenda points:

Resolution 1: Voluntary Winding Up

IT IS RESOLVED, AS A SPECIAL RESOLUTION THAT, the Company be voluntarily wound up in accordance with the Companies Act (As Revised) of the Cayman Islands and the Articles of Association of the Company.

Resolution 2: Appointment of Joint Voluntary Liquidators

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the appointment of Cassandra Ronaldson and Amiel Gottlieb, each of Interpath (Cayman) Limited, as Joint Voluntary Liquidators of the Company, be approved in addition to the Joint Voluntary Liquidators remuneration being approved.

Resolution 3: Retention of Books and Record

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the Joint Voluntary Liquidators be authorised to retain the Company’s books and records for a period of five years following the date of dissolution, after which they may be destroyed.

Resolution 4: The Adjournment Proposal

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the chairman of the Extraordinary General Meeting be authorised to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or appropriate, to permit the further solicitation of proxies in the event that, at the time of the Extraordinary General Meeting, there are insufficient votes to approve, or otherwise in connection with the approval of, any of the foregoing proposals, provided that, where the meeting is adjourned for more than seven Clear Days, Members shall be given at least seven Clear Days' notice of the adjourned meeting in accordance with the Articles of Association.

Dismissal of Independent Registered Public Accounting Firm

On October 21, 2026, following the approval by the Company's shareholders of the voluntary winding up of the Company at the EGM held on October 20, 2026, the Audit Committee of the Company determined that the continued engagement of Price Waterhouse & Co. S.R.L. (“PwC”) as the Company's independent registered public accounting firm was no longer necessary. Accordingly, the Company dismissed PwC as its independent registered public accounting firm, effective October 21, 2026.

During the Company’s two most recent fiscal years and the subsequent interim period through October 21, 2026, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of such disagreement in its reports on the Company’s financial statements for those years. During such period, there were no reportable events, as such term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weakness related to the accounting for business combinations, specifically the timely completion of the purchase price allocation (PPA) in connection with Business Combination related to the Company’s internal control over financial reporting, as disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) on December 29, 2025 ( the “2025 Form 20-F”). The Audit Committee of the Company’s Board of Directors discussed the material weakness with PwC

The audit reports of PwC on the Company’s consolidated financial statements for the two most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the report for the fiscal year ended June 30, 2025 included an explanatory paragraph indicating that there was substantial doubt about the Company’s ability to continue as a going concern.

The Company has provided PwC with a copy of the disclosures concerning its dismissal contained in this Report on Form 6-K and has requested that PwC furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the statements made herein. A copy of PwC’s letter, is being furnished as an exhibit to this Report on Form 6-K in accordance with applicable SEC requirements.

Substantial doubt about the Company’s ability to continue as a going concern

As described in Note 1.1 to the consolidated financial statements included in the 2025 Form 20-F, the Company indicated a substantial doubt about its ability to continue as a going concern arising from the loss of control over Bioceres Crop Solutions Corp. (“BIOX”) on June 24, 2025, shortly after the closing of the Business Combination, and the subsequent restrictions on and limited access to financing for Bioceres S.A., Bioceres LLC, Bioceres Group Limited and the Company.

Exhibit List

Exhibit No.	Description
99.1	PwC letter to the U.S. Securities and Exchange Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: October 21, 2026	By:	/s/ Romualdo Varela
	Name:	Romualdo Varela
	Title:	Director

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